Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

Top Sky questions – 12 November 2014

1.	Why did you extend the IAP?

As a result of waiving the 90% minimum acceptance condition, US law requires an extension of the offer period in order to give shareholders additional time to consider the amended offer.

2.	How many times can you extend the IAP?

UBS Group can extend the offer several times. However, an extension beyond 10 trading days after amending the minimum condition or beyond 40 trading days in the aggregate would require approval by the Swiss takeover board.

3.	What does it mean for the timetable?

The new indicative timeline for the exchange offer is as follows:

20 November 2014	Swiss tender deadline (4 p.m., Swiss time)*
20 November 2014	U.S tender deadline (5 p.m., New York City time)*
21 November 2014	Expected announcement of preliminary interim results of the exchange offer*
26 November 2014	Expected announcement of definitive interim results of the exchange offer*
26 November 2014	Start of additional acceptance period of the exchange offer*
28 November 2014	Expected settlement date for UBS shares tendered during the initial acceptance period*
28 November 2014	UBS Group AG shares to be issued in the exchange offer expected to begin trading on the SIX and the NYSE*
10 December 2014	End of additional acceptance period of the offer (5 p.m., New York City time with Swiss tender deadline at 4 p.m., Swiss time); close of separate trading line on SIX for tendered UBS shares held in the SIS settlement system*
11 December 2014	Expected announcement of preliminary final results of the exchange offer*
16 December 2014	Expected announcement of definitive final results of the exchange offer*
18 December 2014	Expected settlement date for UBS shares tendered during the additional acceptance period*

*	Subject to further extension of the offer period

4. You note that you extended the IAP in order for regulators to issue required approvals. How could you have launched the offer without all of these in place?

The process has involved over 100 global regulators and authorities and it is natural that some approvals, clearances or declarations of no objection are still pending with such a complex transaction.

Our main regulators are supportive of UBS enhancing its resolvability in response to evolving global requirements. As we have said before, we remain confident that we will be eligible for the capital rebate for the Group as envisaged under the Swiss “too-big-to-fail” requirements.

4.	Which regulatory approvals are still outstanding and how can you be confident you will receive these in time?

We cannot state which specific authorities have not yet granted the required approvals, clearances or declarations of no objection.

As per our media release, we expect to obtain (or waive) remaining approvals during the extension period.

5.	You waived the minimum from 90% to x. This means you will not be able to initiate a squeeze out if you do not reach 90% at the end of the IAP or AAP, what will happen to the minority and UBSN shares?

We remain confident that the 90% threshold will be reached by the end of the AAP. Should this not be the case, UBS Group reserves the right to use any legally available means to achieve 100% ownership of UBS.

As previously announced, UBS expects to initiate the delisting of UBS shares from the SIX Swiss Exchange and the New York Stock Exchange as soon as practicable following completion of the exchange offer. Upon completion of the exchange offer, the market for UBS shares is expected to be significantly less liquid, and the value of UBS shares remaining publicly held may be lower or fluctuate more widely following completion of the exchange offer than previously.

6.	How would you be able to delist UBS shares if you do not reach 90%?

UBS expects to make an application to delist the UBS shares from the NYSE and the SIX following completion of the additional acceptance period. We anticipate the UBS Gropup shares will become the primary trading market and that there will be reduced liquidity for UBS AG shares following completion of the exchange offer.

7.	If there is no squeeze out, what happens to investors in excluded jurisdictions?

They remain shareholders of UBS AG and can either continue to hold UBSN shares or sell them in the market.

8.	Why do you think you did not achieve 90%?

Given this is first and foremost an internal reorganization which leaves the economic position of shareholders materially unchanged, it is always challenging in transactions of this kind to motivate shareholders to take positive action. However, the acceptance rate of X% so far is a very positive sign and we are confident that the 90% threshold will be reached by the end of the AAP.

9.	Have you started accruing for the supplemental capital return?

We intend to begin accruing for the supplemental capital return once we have accepted shares in the exchange offer.